UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

HPS Net Lease Income REIT

(Exact Name of Registrant as Specified in its Charter)

Maryland	41-6768756
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8027 Forsyth Boulevard St. Louis, MO	63105
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (a) or (c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable): None

Securities to be registered pursuant to Section 12(g) of the Act:

Class A-S common shares of beneficial interest, par value $0.01 per share

Class A-I common shares of beneficial interest, par value $0.01 per share

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to Be Registered.

The securities to be registered hereby are Class A-S common shares of beneficial interest, par value $0.01 per share (the “Class A-S Shares”), and Class A-I common shares of beneficial interest, par value $0.01 per share (the “Class A-I Shares” and, together with the Class A-S Shares, the “Anchor Shares”), of HPS Net Lease Income REIT, a Maryland statutory trust (the “Registrant,” “we,” “us” or “our”).

The Anchor Shares have equal rights and privileges with the Registrant’s Class S common shares, Class D common shares, Class I common shares, Class E common shares, Class F-S common shares and Class F-I common shares (collectively, the “Prior Shares” and, together with the Anchor Shares, the “Shares”), except that the Anchor Shares are subject to different fees from the Prior Shares as described further below.

Subject to the restrictions on ownership of our Anchor Shares set forth in our Amended and Restated Declaration of Trust, dated July 21, 2026, as amended and/or restated, from time to time (the “Declaration of Trust”), and except as may otherwise be specified in the Declaration of Trust, holders of our Anchor Shares (“Anchor Shareholders” and, together with the holders of our Prior Shares, the “Shareholders”) are entitled to one vote per Anchor Share on all matters voted on by Anchor Shareholders and by all Shareholders. On any matter submitted to a vote of Shareholders, subject to the terms of any class or series of Shares outstanding, all Shares issued and outstanding shall vote as a single class. Subject to any preferential rights of any outstanding class or series of shares of beneficial interest and to the provisions in the Declaration of Trust regarding the restrictions on ownership of our Anchor Shares, Anchor Shareholders are entitled to such distributions as may be authorized from time to time by our Board of Trustees (or a committee of our Board of Trustees) and declared by us out of legally available funds. In the event of our liquidation, each outstanding Anchor Share and Prior Share (except Class I common shares) will automatically convert to Class I common shares with an equivalent net asset value (“NAV”) and all our assets available for distribution to our Shareholders will be distributed ratably to each holder of Class I common shares. Upon issuance for full payment in accordance with the terms of our private offering, all Anchor Shares issued in the private offering will be fully paid and non-assessable. Anchor Shareholders will not have preemptive rights, which means that Anchor Shareholders will not have an automatic option to purchase any new Anchor Shares that we issue.

The Declaration of Trust also contains a provision permitting our Board of Trustees, without any action by our Anchor Shareholders but subject to the terms of any class or series of Shares outstanding, to classify or reclassify any unissued Anchor Shares into one or more classes or series by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of repurchase of the class or series of Shares.

We will generally not issue certificates for our Anchor Shares. Anchor Shares will be held in “uncertificated” form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable share certificates and eliminate the need to return a duly executed share certificate to effect a transfer. SS&C GIDS, Inc. acts as our registrar and as the transfer agent for our Anchor Shares.

HPS Securities, LLC (the “Dealer Manager”) is not entitled to receive upfront selling commissions in connection with the sale of Anchor Shares. Certain participating broker-dealers or other financial intermediaries may, however, charge transaction or other fees, including upfront selling commissions, placement fees or brokerage commissions, in such amount as they may determine up to an aggregate amount of no more than (i) 3.5% of the transaction price of each Class A-S Share sold in the primary offering and (ii) 2.0% of the transaction price of each Class A-I Share sold in the primary offering.

We pay the Dealer Manager a shareholder servicing fee with respect to our outstanding Class A-S Shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class A-S Shares, including any Class A-S Shares sold pursuant to our distribution reinvestment plan. The shareholder servicing fees will be paid monthly in arrears and calculated using the NAV of outstanding Class A-S Shares as of the first calendar day of the month. The Dealer Manager will reallow (pay) all or a portion of the shareholder servicing fees to participating broker-dealers and servicing broker-dealers for ongoing shareholder services performed by such broker-dealers and will waive shareholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services.

No upfront transaction or other fees, including upfront selling commissions, placement fees or broker commissions, will be payable in respect of any Class A-S Shares sold pursuant to our distribution reinvestment plan, but such shares will be charged the shareholder servicing fee payable with respect to all our outstanding Class A-S Shares.

No shareholder servicing fees are paid for any outstanding Class A-I Shares, and no upfront transaction or other fees, including upfront selling commissions, placement fees or broker commissions, will be payable in respect of any Class A-I Shares sold pursuant to our distribution reinvestment plan.

Pursuant to the terms of the Advisory Agreement, dated July 21, 2026, by and among the Company, the HNET Operating Partnership, L.P., a Delaware limited partnership and our operating partnership (the “Operating Partnership”), and ElmTree Funds, LLC, our investment adviser (the “Advisor”), and the Amended and Restated Limited Partnership Agreement, dated July 23, 2026 (the “Operating Partnership LPA”), by and among the Company, as general partner, HNET SLP, L.P., an affiliate of the Advisor, and the other limited partners thereto, holders of Anchor Shares will be entitled to a lower management fee equal to 0.50% of NAV per annum and a lower performance participation allocation of 5.0% of the Total Return, subject to a 5% Hurdle Amount and a High Water Mark, with a Catch-Up (as such terms are defined in the Operating Partnership LPA), respectively, in each case so long as they continue to hold such Anchor Shares.

In certain arrangements made between the Dealer Manager and financial intermediaries, a holder of Class A-S Shares will, at the Board of Trustees’ sole discretion, convert Class A-S Shares into, or exchange Class A-S Shares for, a number of Class A-I Shares with an equivalent NAV at the time in which the total upfront transaction or other fees, including upfront selling commissions, placement fees and brokerage commissions, and shareholder servicing fees paid with respect to such shares would exceed any applicable limit set by a participating broker-dealer set forth in any applicable agreement between the Dealer Manager and a participating broker-dealer at the time such shares were issued.

Each Anchor Share held in a Shareholder’s account will automatically and without any action on the part of the holder thereof convert into a number of Class I common shares (including any fractional shares) with an equivalent NAV as such Anchor Share on the earliest of (i) a listing of Class I common shares or (ii) our merger or consolidation with or into another entity or the sale or other disposition of all or substantially all of our assets.

Distributions will be made on all classes of our Shares at the same time. The per share amount of distributions on Class S common shares, Class D common shares, Class I common shares, Class F-I common shares, Class F-S common shares, Class E common shares, Class A-S Shares and Class A-I Shares will likely differ because of different class-specific fees that may be deducted from the gross distributions for each Share class, if applicable. Holders of our Shares may also participate in our share repurchase plan, on a quarterly basis, subject to the terms of such plan as it may be amended from time to time.

Item 2. Exhibits.

Exhibit Number	Description

3.1	Amended and Restated Declaration of Trust of the Registrant, dated as of July 21, 2026 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on July 27, 2026).

3.2	Bylaws of the Registrant, effective as of July 21, 2026 (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on July 27, 2026).

4.1	Distribution Reinvestment Plan of the Registrant, effective as of July 21, 2026 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on July 27, 2026).

4.2	Share Repurchase Plan of the Registrant, effective as of July 21, 2026 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed on July 27, 2026).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 13, 2026

HPS NET LEASE INCOME REIT

By:	/s/ Robert Busch
	Name:	Robert Busch
	Title:	Chief Financial Officer